Law Offices

PAPASAVAS LAW GROUP, LLC

A Professional Corporation

Peter M. Papasavas Member of NJ and NY Bar Solicitor of England and Wales (not active)	34 Old Rifle Camp Road Woodland Park, New Jersey 07424 Direct Dial: (862) 226-2782 pmpapasavas@gmail.com

VIA EDGAR	December 28, 2018

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	Mineral Mountain Mining & Milling Company
Draft Registration Statement on Form S-1 Submitted October 15, 2018
CIK No. 0000066600
SEC File No. 333-227839

Dear Sir/Madam:

We are writing on behalf of Mineral Mountain Mining & Milling Co., an Idaho corporation (the “Company” or “Mineral Mountain”), to provide a response to the SEC’s letter dated December 13, 2018 concerning the Company’s draft Registration Statement on Form S-1 (originally submitted October 15, 2018 and the Amended Registration Statement submitted November 27, 2018). We consider the issues raised in the SEC’s November 8, 2018 letter fully resolved to the extent they have not been raised or reserved in the SEC’s December 13, 2018 letter. As to the four comments in the SEC’s December 13, 2018 letter, Mineral Mountain responds, as follows:

Response to Comment 1 (Risk Factors, page 27):

In its second amended Registration Statement, Mineral Mountain will make the revisions requested in SEC comment one by deleting the sentences identified and moving the Risk Factors section immediately following the Company Information.

Response to Comment 2 (Related Party Transactions, page 45):

In its second amended Registration Statement, Mineral Mountain will make appropriate related party transactions disclosure. However, Mineral Mountain does not believe that Mr. Karasik is a “Promoter” as that term appears to be defined in applicable legal authority.

For example, Rule 405 defines a “promoter” as:

• any person that, alone or together with others, directly or indirectly, takes initiative in founding the business or enterprise of the issuer, or

• any person that, in connection with founding or organizing the business or enterprise of an issuer, directly or indirectly receives in return for services or property (or both services and property) 10% or more of any class of securities of the issuer or 10% or more of the proceeds from the sale of any class of securities of the issuer, provided that a person who receives those securities or proceeds solely as underwriting commissions or solely in return for property is not a “promoter” if that person does not otherwise participate in founding and organizing the issuer.

Over the last five years there were two CEO’s of Mineral Mountain, John P. Ryan, who was CEO from approximately 2010 until October 2017, and the present CEO, Sheldon Karasik.

Mr. Karasik was initially an outside investor of Mineral Mountain beginning in the fall of 2016 through the summer of 2017. As an outside investor, Mr. Karasik acquired 3 million shares and, during this time, he held no officer or directorship positions and had no involvement in any business decisions of the Company. In the summer of 2017, Mr. Karasik was retained by Mineral Mountain as outside general counsel as a result of his legal expertise. He was appointed CEO and Chairman of the Board of Directors a few months later in late October 2017, positions he has held until the present. At the time he took over as CEO and Chairman, the Company had already acquired their interests in the two gold mining properties under its control. Therefore, Mr. Karasik does not satisfy the first paragraph of the Rule 405 definition as he took no initiative in founding the business or enterprise.

As to the second prong of the definition, Mr. Karasik further does not satisfy the 10% threshold which holds a person is considered a promoter only when he/she receives 10% or more of any class of securities “in connection with founding or organizing the business or enterprise.” The fact that he, as CEO, may now be involved in evaluating mergers, acquisitions or other business expansion opportunities that are presented to the Company does not satisfy either prong of the definition of “promoter.” While Mr. Karasik may directly or indirectly hold 10% or slightly more of the common stock of Mineral Mountain, a large portion of that share ownership was acquired as an outside investor and not in connection with any founding or organizing activities. Thus, Mr. Karasik does not satisfy the second paragraph of the Rule 405 definition as he did not receive 10% or more of any class of securities in connection with founding or organizing the business or enterprise. Therefore, Mineral Mountain believes that Mr. Karasik is not a “promoter.”

Response to Comment 3 (Financial Statements, page F-1):

In its second amended Registration Statement, Mineral Mountain will make the disclosure identified in SEC comment three by incorporating the audited financial statements for the fiscal year ending September 30, 2018.

If you should have any questions about the foregoing, please do not hesitate to contact me or Sheldon Karasik, CEO of Mineral Mountain.

Very truly yours,

/s/ Peter M. Papasavas
Peter M. Papasavas, Esq.

Cc:	Mr. Sheldon Karasik, Mineral Mountain

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